Mail Stop 4561

May 26, 2009

Serge Beausoleil
President and Chief Executive Officer
Viropro, Inc.
300 Chemin des Sommets Suite 1806
Verdun, Quebec H3E 2B7
Canada

> **Re: Viropro, Inc.**
> **Item 4.02 Form 8-K**
> **File No. 333-06718**

Dear Mr. Beausoleil:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Shannon
Staff Accountant